Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn:	Joe McCann
Lauren Hamill

December 9, 2024

Re:	Regen BioPharma, Inc. Offering Statement on Form 1-A/A File No.: 024-12505

Dear Mr. McCann and Ms. Hamill

Regen Biopharma, Inc. (the “Company”) hereby requests qualification of the above-referenced offering statement at 9:30 a.m., Eastern Time, on December 10, 2024, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company affirms it has been advised by at least one state that the offering has been declared “Effective or Cleared for Sale” upon qualification by the SEC.

If you should require any additional information or clarification, please do not hesitate to contact me.

Very truly yours,

/s/ David R.Koos
David R. Koos,
Chairman & CEO